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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NuPathe Inc.
(Name of Subject Company (Issuer))

DM Merger Sub Inc.
and
Endo Health Solutions Inc.
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

67059M100
(CUSIP Number of Class of Securities)

Caroline B. Manogue
Executive Vice President, Chief Legal Officer and Secretary
Endo Health Solutions Inc.
1400 Atwater Drive
Malvern, Pennsylvania 19355
(484) 216-0000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$234,470,457	$30,200

(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $2.85 net per share in cash and up to $3.15 per share in contingent cash consideration payments and (y) 31,340,679 shares of common stock, par value $0.001 per share ("Shares") of NuPathe Inc. ("NuPathe") outstanding as of November 30, 2013, as represented by NuPathe in the Merger Agreement (as defined herein), (ii) the product of (x) 1,292,462 outstanding and unexercised options to acquire Shares as of November 30, 2013, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $2.85 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $3.34, which represents the weighted average exercise price of the outstanding and unexercised options as of September 30, 2013, as represented by NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013 and (iii) the product of (x) 10,916,216 outstanding and unexercised warrants to acquire Shares as of November 30, 2013, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $2.85 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $2.06, which represents the weighted average exercise price of the outstanding and unexercised warrants as of September 30, 2013, as determined by representations of NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013 by multiplying the transaction value by 0.0001288.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

            This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by DM Merger Sub Inc., a Delaware corporation ("Purchaser") an indirect, wholly-owned subsidiary of Endo Health Solutions Inc., a Delaware corporation ("Endo"), to purchase all outstanding shares of common stock, $0.001 par value per ("Shares"), of NuPathe Inc., a Delaware corporation ("NuPathe"), at a price of $2.85 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (collectively, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Endo. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of December 15, 2013 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among NuPathe, Endo and Purchaser, a copy of which agreement is attached as Exhibit (d)(1) hereto and is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the section of the Offer to Purchase titled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a) The subject company and the issuer of the securities subject to the Offer is NuPathe Inc., a Delaware corporation. Its principal executive office is located at 7 Great Valley Parkway, Malvern, Pennsylvania 19355 and its telephone number is (484) 567-0130.

        (b) This Schedule TO relates to NuPathe's shares. According to NuPathe, as of December 20, 2013, there were approximately 33,307,135 Shares issued and outstanding.

        (c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a), (b), (c) The filing companies of this Schedule TO are (i) DM Merger Sub Inc., a company incorporated under the laws of the State of Delaware and an indirect, wholly-owned subsidiary of Endo Health Solutions Inc., and (ii) Endo Health Solutions Inc., a company incorporated under the laws of the State of Delaware. Each of Purchaser's and Endo's principal executive office is located at c/o Endo Health Solutions Inc., 1400 Atwater Drive, Malvern, Pennsylvania 19355, and the telephone number of each is (484) 216-0000. The information regarding Purchaser and Endo set forth in Section 9 ("Certain Information Concerning Purchaser and Endo") of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)(1)(i) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 3 ("Procedures for Tendering Shares") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(iv) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(v) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(vi) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 4 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(vii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 3 ("Procedures for Tendering Shares") and Section 4 ("Withdrawal Rights") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(viii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 2 ("Acceptance for Payment and Payment for Shares") and Section 3 ("Procedures for Tendering Shares") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ix) Not applicable.

        (a)(1)(x) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 7 ("Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(xi) Not applicable.

        (a)(1)(xii) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 5 ("Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

        (a)(2) Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)(b) The information set forth in Section 8 ("Certain Information Concerning NuPathe"), Section 9 ("Certain Information Concerning Purchaser and Endo"), Section 10 ("Background of the Offer; Contacts with NuPathe") and Section 11 ("Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)(1), (4-7) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and "Introduction" and Section 7 ("Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations") and Section 11 ("Purpose of the Offer and Plans for NuPathe; Summary of the Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

        (c)(2-3) Not applicable.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet" and Section 12 ("Source and Amount of Funds") is incorporated herein by reference.

        (b) (d) Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Not applicable.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) The information set forth in Section 16 ("Fees and Expenses") and Section 10 ("Background of the Offer; Contacts with NuPathe") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        Not Applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

        (a) the consideration offered consists solely of cash;

        (b) the offer is not subject to any financing condition; and

        (c) the offer is for all outstanding securities of the subject class.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1) Not applicable.

        (a)(2) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (a)(3) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

        (a)(4) Not applicable.

        (a)(5) Not applicable.

        (b) Not applicable.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated December 23, 2013
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instruction for completing the forms
(a)(1)(G)
Joint Press Release of Endo and NuPathe, dated December 16, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K/A filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(1)(H)	Form of Summary Advertisement, published December 23, 2013 in The New York Times
(a)(1)(I)
Form of Contingent Cash Consideration Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)
Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex C to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)

(a)(5)(B)	Questions and Answers, dated December 16, 2013 (incorporated by reference to Exhibit B to the Schedule 14D-9C filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(5)(C)	Complaint filed by Jacob Friedman in the Court of Chancery of the State of Delaware on December 20, 2013
(a)(5)(D)	Complaint filed by Monica Bua in the Court of Common Pleas of Delaware County, Pennsylvania on December 20, 2013
(a)(5)(E)	Complaint filed by John Peterson in the Court of Common Pleas of Delaware County, Pennsylvania on December 20, 2013
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated December 15, 2013 , by and among Endo, Purchaser, and NuPathe (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(d)(2)
Exclusivity Agreement by and between NuPathe and Endo dated November 22, 2013 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
(d)(3)
Confidentiality Agreement by and between NuPathe and Endo Pharmaceuticals Inc., dated June 7, 2010 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
(g)	Not applicable
(h)	Not applicable

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Health Solutions Inc.
By:	/s/ CAROLINE B. MANOGUE
	Name:	Caroline B. Manogue
	Title:	Executive Vice President, Chief Legal Officer and Secretary
DM Merger Sub Inc.
By:	/s/ CAROLINE B. MANOGUE
	Name:	Caroline B. Manogue
	Title:	Executive Vice President and Chief Legal Officer

Dated: December 23, 2013

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 23, 2013
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instruction for completing the forms
(a)(1)(G)	Joint Press Release of Endo and NuPathe, dated December 16, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K/A filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(1)(H)	Form of Summary Advertisement, published December 23, 2013 in The New York Times
(a)(1)(I)	Form of Contingent Cash Consideration Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex C to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
(a)(5)(B)	Questions and Answers, dated December 16, 2013 (incorporated by reference to Exhibit B to the Schedule 14D-9C filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(5)(C)	Complaint filed by Jacob Friedman in the Court of Chancery of the State of Delaware on December 20, 2013
(a)(5)(D)	Complaint filed by Monica Bua in the Court of Common Pleas of Delaware County, Pennsylvania on December 20, 2013
(a)(5)(E)	Complaint filed by John Peterson in the Court of Common Pleas of Delaware County, Pennsylvania on December 20, 2013
(b)	Not applicable
(d)(1)	Agreement and Plan of Merger, dated December 15, 2013 , by and among Endo, Purchaser, and NuPathe (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(d)(2)	Exclusivity Agreement by and between NuPathe and Endo dated November 22, 2013 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
(d)(3)	Confidentiality Agreement by and between NuPathe and Endo Pharmaceuticals Inc., dated June 7, 2010 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
(g)	Not applicable
(h)	Not applicable

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX